Delisting Determination,The Nasdaq Stock Market, Inc.,October 31, 2006, Alliance Semiconductor Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Alliance Semiconductor Corporation(the Company), effective at the opening of the trading session on Friday, November 10, 2006. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rules: 4310(c)(14). The Company was notified of Staffs determination on June 30, 2006.
The Company exercised its right to request a review of the Staffs determination before the Listing Qualifications Hearings Panel. On August 11, 2006, Staff notified the Company and the Panel that, although it had cured its delinquency under Marketplace Rule 4310(c)(14), Staff had determined that it was a public shell, raising public interest concerns pursuant to Marketplace Rule 4300. The Company's hearing before the Panel took place on August 17, 2006. Upon review of information provided by the Company, the Panel determined, pursuant to Rule 4300, that the Company did not qualify for inclusion on the Exchange because it raised public interest concerns as a public shell. The Company was notified of the Panels decision on September 11, 2006 and trading in the Companys securities was suspended on September 13, 2006.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The
Panels Determination to delist the Company became final on October 26, 2006.